4.13

                    ACKNOWLEDGEMENT TO PAY WILLIAM HITCHCOCK

This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided financial consulting services to BioGentech. As of this date, the outstanding balance due for my services rendered is $21,584.00. In addition, a fee in the amount of 5% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $22,663.00


By:      /s/  William C. Hitchcock
         -------------------------------------

Name:    William C. Hitchcock

Date:    4/7/04
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Acknowledged and accepted by BioGentech Corp.

By:      /s/  Chas Radovich
         -------------------------------------
         Chas Radovich, President

Date:    4/7/04
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